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                                                                    EXHIBIT 3.4

                            CERTIFICATE OF CORRECTION
                                     TO THE
                      RESTATED CERTIFICATE OF INCORPORATION
                                       OF
                                   DYAX CORP.
                  FILED IN THE OFFICE OF THE SECRETARY OF STATE
                         OF DELAWARE ON AUGUST 18, 2000

         Pursuant to Section 103(f) of the Delaware General Corporation Law (the "DGCL"), Dyax Corp., a Delaware corporation (the "Corporation") hereby certifies as follows:

         1. That a Restated Certificate of Incorporation of the Corporation (the "Certificate") was filed with the Secretary of State of Delaware on August 18, 2000 and that said Certificate requires correction as permitted by Section 103(f) of the DGCL.

         2. The inaccuracy or defect to be corrected in said Certificate is as follows: Section 2 of ARTICLE FIFTH of the said Certificate mistakenly describes the dates of expiration of the three classes of directors referred to therein as 1999, 2000 and 2001, respectively.

         3. Section (2) of ARTICLE FIFTH of the Certificate is hereby corrected to read in its entirety as follows:

               "2. The directors shall be divided into three classes, as nearly equal in number as the then total number of directors constituting the entire Board permits, with the term of office of one class expiring each year. The initial Class I directors elected by the stockholders of the Corporation shall hold office for a term expiring at the 2001 annual meeting of stockholders; the initial Class II directors elected by the stockholders of the Corporation shall hold office for a term expiring at the 2002 annual meeting of stockholders; and the initial Class III directors elected by the stockholders of the Corporation shall hold office for a term expiring at the 2003 annual meeting of stockholders. At each such annual meeting of stockholders and at each annual meeting thereafter, successors to the class of directors whose term expires at that meeting shall be elected for a term expiring at the third annual meeting following their election and until their successors shall be elected and qualified, subject to prior death, resignation, retirement or removal. If the number of directors is changed, any increase or decrease shall be apportioned among the classes so as to maintain the number of directors in each class as nearly equal as possible, but in no event will a decrease in the number of directors shorten the term of any incumbent director. Notwithstanding the foregoing, and except as otherwise required by law, whenever the holders of any one or more series of Preferred Stock shall have the right, voting separately as a class, to elect one or more directors of the Corporation, the election, terms of office and other features of such directorships shall be governed by the terms of the vote establishing such series, and such

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                   directors so elected shall not be divided into classes
                   pursuant to this Article FIFTH unless expressly provided by such terms."

IN WITNESS WHEREOF, the Corporation has caused this Certificate of Correction to be signed by its Secretary this 22nd day of April 2002.

                                              DYAX CORP.

                                              By: /s/ Nathaniel S. Gardiner
                                                  -----------------------------
                                                  Nathaniel S. Gardiner
                                                  Secretary